UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

HEWITT ASSOCIATES, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

John M. Ryan

Hewitt Associates, Inc.

100 Half Day Road

Lincolnshire, Illinois 60069

Tel. No.: (847) 295-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:    ☐

SCHEDULE 13D

1	NAME OF REPORTING PERSON. Each of the persons identified on Appendix A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America unless otherwise listed on Appendix A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0- 8 SHARED VOTING POWER 46,749,927 Covered Shares held by Covered Persons(1) 9 SOLE DISPOSITIVE POWER -0- 10 SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,749,927 shares of Class B Common Stock(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.7%
14

TYPE OF REPORTING PERSON

IN as to persons listed in Appendix A under caption “Individuals”; OO as to persons listed in Appendix A under captions “Trusts” and “Limited Liability Companies”; PN as to persons listed in Appendix A under caption “Partnerships”; CO as to persons listed in Appendix A under caption “Corporations”.

(1)	Please see Item 2 for definitions
(2)	Each Covered Person disclaims beneficial ownership of all shares of common stock held by any other Covered Person.

APPENDIX A

Name of Reporting Persons

Individuals	Citizenship (United States unless otherwise indicated)
Abazoris, Norman V.
Ablin, Marlene Joyce
Abosch, Kenan Seth
Acker, Peter David
Adams, Judith
Adams, Mark J.
Africk, Caryn
Alexander, Jane F.
Anand, Sanjiv Krishan
Anderson, Bradley A.
Anderson, John L.
Anderson, Linda L.
Arbaugh, Karl E.
Argue, J. Gordon	Canada
Arian, Mark David
Baggett, Jeffrey L.
Bagin, Erik
Baird, Elizabeth A.
Baird, Elizabeth as Custodian
Baird, Sharon J.
Baird, Nathaniel T
Baldwin, Bettye	Puerto Rico
Baloun, James
Balthazor, Patricia Joan
Barnes, Karen A.
Barry, Joseph Gerard
Barth, Jeffrey
Barylak, Gretchen Karol Lund
Basofin, Richard
Bassick, E. Webb
Baumruk, Raymond W.
Bausch, John J.
Beauregard, Thomas R.
Belmonte Jr., Frank
Beneteau, Robert J.	Canada
Bennett, Peter L.	United Kingdom
Bennett, Jane H.	United Kingdom
Bennett, Brandon W.
Bennett, Michael John	Australia
Bentson, Margaret A.
Bernsee, Robert W.
Bernstein, Z. Samuel
Bialek, Joseph G.

Bicos, Sandy
Biersack, Donna Marie
Biggins, Peter
Billard, Lisette
Blasco, Guido	Italy
Blecher, Maurice David
Bloomer, James
Boden, Beth
Boerner, Peter R
Bollert, Duane C.
Borchert, Timothy John
Borgman, Peter J.
Boulter, David
Bourquin, Francis	Switzerland
Brab, Regina
Bradford, Timothy M
Bradley, Scott
Brandorff, Perry O.
Brost, David
Brovich, Christopher
Brown, J. Allan	Canada
Bruce, William C.
Bruner, Jack E.
Bryant, Ronald Victor
Bueltmann, Ann N.
Buesing, William R.
Burke, Patrick J
Burmeister, Monica M.
Butterworth, Thomas C
Byrd, Jeffrey W.
Byron, Linda	Canada
Caffarelli, Brian Thomas
Cahn, David M.
Camferdam, Steven Robert
Campbell, Daniel J.
Campbell, Robert B., Jr.
Campbell, Robert C.
Campbell, Stephen E.
Carey, Douglas J.
Carlson, Thomas D.
Carnegie, Jerry Y
Carracher, Nancy O.
Carroll, Annette Rosinski
Carswell, Thomas A
Carter, Gary L.
Cartolano, Curtis M.
Casmer, David M.
Certain, Stephanie L
Chambers, Sandra Ann Miller

Christiansen, Christofer
Clarke, Brenda A.
Clarke, Michael
Clemens, Thomas P.
Clymer, Jeff
Cochran, William R.
Cochrane, Martha J.
Cole, Ray
Coletto, Nancy
Collura, Kathryn Jean
Conilh de Beyssac, Thierry	France
Connolly, Amy C.
Connolly, Sean
Connolly, C. Lawrence, III
Cook, Sandra Lee
Coolley, Nancy E.
Coppock, Melissa Shirk
Coppock, Steven M.
Corcoran, Maureen Ann
Corne, Yves	Belgium
Cornwall, Lynn
Corvette, Gail H
Crandell, Bradford E
Crawford, Neil M.	Canada
Cromer, Richard B
Crowley, Sue
Crowley, William A
Currie, Katharine Claire
Dahm, Joanne
Dale, James
Darbyshire, Paula R
Datta, Sumer	India
Davids, Kristin Marie
Davids, Richard W
Deacon, Faye A.
Deasey, John J.
DeCanniere, Dan
Decker, Julie
DeGregorio, Susan M.
DeKeyzer, Johan
Delahanty, Edward L
DeLuca, Linda L.	Canada
Denlinger, Kurt
Dephtereos, Marjorie B.
Desenis, Judith M.
Detmer, Edward J.
Dhingra, Gautam
Dickmann, Karen M.
Diemer, Richard L
Dixon, William E.

Dodd, Kathryn M.
Dodd, Robert M
Doege, Paul R
Dolan, Elizabeth M.
Dolezal, Craig
Doucette, Joseph J..
Doucette, Stephen F.
Doyle, Bryan Joseph
Duncan, William Bradley
Dunlap, Robert A.
Durbala, Michael R.
Dutton, Leslie	Canada
Eads, Jack W.
Eaker, Robert Charles
Earle, Thomas Warren
Eavenson, William T.
Eberlein, Dianne Lynn
Eddington, Thomas L.
Edelstein, Carol M.
Eeckman, Philippe	France
Egan, Peter S
Eikenberg, Darcy Lee
Elder, Joni Lee
Evans, John M
Ewing, Larry R
Fahling, Gerald O.
Fanning, J. Mark
Fastman, Bernardo Alberto	Argentina
Ferreri, James P
Finan, Lois C.
Fischer, Charles
Fisher, Enrique A
Fixmer, John P
Flint, Tom F.
Forsberg, Michael S.
Fortosis, David C.
Fox, Roberta D.
Francey, Claude	Switzerland
Franco, Edward E. V.
Franke, John T.
Freedman, David	United Kingdom
Freundt, James F.
Friedes, Peter E
Friese, Lainchen M.
Fry, Lisa Anne
Furer, Burkhard	Germany
Futterman, Ronald Alan
Gallo, Sabina V.
Gandossy, Robert P.
Gang, Barry S

Gangloff, Sabine	Germany
Garabedian, Thomas J.
Gardner, John D.
Gayda, Joseph J
Gayley, John K.
Ghiulamila, Anne-Laurence	France
Gibbons, Michael
Gifford, Dale L
Gordon, Julie Starkman
Gordon, Mark K.
Goudriaan, Robert	Netherlands
Graham, Michael Eugene
Grant, Philip D.
Gray, Guy Earl
Gray, Stephen Michael
Grayson, Valerie A.
Greenbaum, David
Greene, William H.
Gregory, C. William
Gretzinger III, Ralph E
Guagliardo, Nicolo
Gubitosi, Alan
Gubman, Edward Lee
Guthman, Michael A
Halaburt, Thomas L.
Halleen, Steven J.
Hallen, Christian Eric
Halliday, Timothy	United Kingdom
Halperin, Frederic
Hancock, Kip K.
Hand, Janice S.
Hanlon, Charles E.
Hansen, Michelle Elaine
Harlow, Carole Jean
Harris, Anne M.
Harvey, James J.
Hasbargen, Donald W
Haugen, Peter J.
Hauser, Brenda
Hauser, Linda S.
Hauser, Thomas J.
Haverick, David R.
Hazen, Mary Judd
Healy, Christopher R.
Heiring, George W
Henderson, Don Berwell
Hernandez, Javier
Hessler, Donald R
Higginbotham, Stanley Lamar
Hiles, Andrew H.

Hilgenberg, Timothy S
Hill, Michael R.
Hinman, Richard C.
Hirano, Robin Miller
Hochberg, Renee F.
Hoerger, Susan Yarosh
Hogg, Barbara J
Holland, Daniel J.
Holland, Kimberly
Holscher, Carsten	Germany
Hoos, John O
Horton, Michael D
Howes, Paul D.
Howlett, Catherine
Hoyal, Mark Lawrence
Hughey, Thomas M
Hunt, David
Hurst, Linda S.
Hutson, Richard W
Huxsaw, Lynne
Hyman, Jeffrey S.
Irion, Brian P.
Irons, Neil	Belgium
Irwin, Barbara Jane
Istnick, Robert L
Jacobs, Ari N.
Jagla, Julie
James, Alison A
James, Ken E
James, William R.
Jarrett, Thomas Mark
Jeffay, Jason
Jensen, Phillip Claude
Johnson, Robert F.
Johnston, Michael L.
Jones, Allen F.
Jones, David B.
Jones, J. Michael
Jones, Michael B
Jones, Richard E.
Jones, Ronald A
Jost, Michael G
Kaberon, Daniel Adam
Kairey, Mindy
Kaiser, Marc Steven
Kann, Raymond
Kantor, Richard Geza
Kapahi, Naveen	Canada
Kaplan, Tilda Jarolim

Kars, Jan	Netherlands
Kellogg, Gail V.
Kelly Jr., Vincent J.
Kelly, James William
Kenney, Suzanne M.
Kerpan, James P
Kieley, John
Kimler, Brad
Kincaid, Maureen A.
Kinsley, Heather R.
Klein, Jeffrey
Klonoff, Jeffrey Allen
Knox, Christine M.
Kohlbry, Kathleen M.
Kolb, John
Konieczny, James R.
Koo, James	Canada
Kopec, Albert
Koralik, Susan K.
Kordus, Claude
Kozak, Gregory J.
Krause, Debra W.
Kriegh, James A
Laketek, Maryann
Lally, Jane F.
Lamp, Cory Christopher
LaSorte, Joseph A.
Laspisa, Esther Kaplan
Laufer, Jacques
Laugharn, Gary
Lawrence, Simon	United Kingdom
Leckie, Annette Schnack
Lee, Michael R.
Lee, Steven G.
Leighton, Stephen M
Leister, Kellen
Leone, Robert J.
Levin, Howard J.
Leyendecker, Mary A.
Lima, Jean-Charles	Canada
Lindberg, Kenneth W
Lindquist, Judith A.
Livsey, Frank	Canada
Lloyd, Ronald Rhys	Canada
Lucey, Richard J
Lui, Cheryl M.
Lynch, John C.
Makuck, Brian D.
Maskaleris, Elias R.
Mason II, William L.

Mateja, Linda L.
Mathews, Donna M
Mathews, Donna M as custodian for Leslie Anne Mathews
Mathews, Donna as custodian for Lindsey C. Mathews
Matson, Stephen A.
Mattingly, Sharon	United Kingdom
Maurer, Otto
McArdle, Frank B.
McCane, Steven William
McDonald, Danielle R.
McFall, Daniel F.
McGhee, James W.
McGill, Patrick Lyman
McGough, James C
McGuire, Francis Xavier
McKay, Robert J	Canada
McRae, Lisa Ann Smedstad
Mercado, Orlando	Puerto Rico
Meshboum, Stuart
Messick, Scott E.
Meuse, James David
Miller, Lisa	United Kingdom
Miller, Lori L.
Millson, Scott A.
Milo, Scott Vincent
Minner Jr., Donald
Mitchell, Laurie Leilani
Mittelbrun, John W. as custodian for John W. Mittelbrun, Jr.
Mittelbrun, Theresa D.
Mittelbrun, Theresa D. as custodian for John W. Mittelbrun, Jr.
Mitter, Mark T.
Moody, Richard L
Moore, Bradley C
Moran Jr., John
Moreland, Mary K.
Morgan, Pamela Dale
Morris, Peter J.
Moses, John D.
Mott, Thomas Robert
Muench, Carol
Muirhead, Peter	Canada
Munn, Jeffrey
Munn, Jeffrey as custodian for Taylor Munn
Munn, Sally
Murphy, Blake Potter
Murphy, Michael J.
Murray, Mark Andrew
Murray, Philip E	United Kingdom
Nelson, James E.
Nelson, Mark Andrew

Nerheim, Lori A
Neville, Thomas
Newton, Christopher Mark	Canada
Nichols, Richard C.
Nolen, Tanya Flourney
Nunes, Jane Ann
O’Connor, John R.
O’Meara, Robert J
O’Regan, Thomas J
Ornt, Yvonne Gatcheff
Osborn, Jacqueline
Oshima, Mark Masao
Osicka, Charles J
Osrin, Neville P	United Kingdom
Owens, Kevin
Ozark, James G
Padfield, Mark R.
Padula, Matthew D.
Paine, Thomas H
Pallerino, Nancy
Palmer, Christopher S
Papantonis, Perry C.
Papier, Jonathan M	United Kingdom
Parfitt, Mary Ann
Parker, T. Alan	Australia
Parrish, Norman W.
Patrick, Andrew
Patrick, Elaine
Patrick, Rodger R
Patrick, Victor
Pellettieri, Karen M.
Penter, Robert L.
Perrine, Nicole
Peterson, Alison Ann
Peterson, E Scott
Peterson, Larry W.
Peterson, Steven W.
Pierce, David
Pinzur, Laurence A.
Piro Jr., John D.
Pogue, Thomas A.
Polk, Mary Ann
Pontello, Leslie B.
Pooley, Joanne	Canada
Powell, Lowell
Powers, Michael J.
Prange, Sue L.
Pratscher, Gary W.
Primmer, Roger L.
Prospect, Theodore A.

Puciaty, Anton J
Pulliam, William R
Purtell, Jocelyn Patrice
Quenan, Patrick W.
Rackey, David A.
Raffety, David Keith
Ramsey, E. Stephen
Ready, Robert D
Reichenbach, Lee Donna
Reschke, Karin	Germany
Rhodes, Wendy S.
Rieger Jr., Leon
Ripp, Jeanette M
Riva, Katia	Italy
Robb, Marybeth C
Roberts, John Cecil
Robison, R. Jack
Roch, Thomas F
Roettig, Paul	Austria
Romanchek, Robert A.
Romweber, Jane T.
Roof, Timothy C.
Roque, Francisco A.
Rosmarin, Douglas J
Rosow, Stanley M
Ross, Peter E.
Rubin, Daniel J.
Rumzis, Edward D.
Rushin, James J.
Ruth, Linda Cushman
Ruth, Lloyd
Ryan, Duffy
Ryan, John M.
Ryan, Michael John
Sales, Mary E.
Sanborn, Peter A.
Sanders, John B.	Canada
Santos Jr., Alberto
Santos, Alberto Dr.
Santos, Anastacia
Santos, Lane Johanna Jaeckle
Santos, Miguel Antonio
Sarrazin, Eric	France
Sartain, Keith T.
Sawyer, Eileen C.
Schardt, Michael Alan
Schaus, Stacy L.
Scheele, Christopher S.
Scheele, Teresa L.
Scheffel, Elizabeth J.

Schippers, Norman
Schippers, Sandy
Schlachtmeyer, Albert S
Schlachtmeyer, Laura
Schlachtmeyer, Melissa
Schmitt, Kyle A.
Schmitz, Thomas L.
Schnoenenberger, Vitus	Switzerland
Schultz, Michael D.
Schwartz, Jan E
Schwartzman, Ted J.
Schwehr, Mark D.
Scott, William
Seim, Sharon
Seltz, Christine A.
Shafer, Paul M.
Shakeel, Mazen A.	Canada
Shapira, Allan	Canada
Sharp IV, Frederick Inman
Shaul, Matthew
Shelton, Kenneth A.
Shepherd, Janet E.
Sher, Fred C
Shillingburg, John Douglas
Shimizu, Tomo	Japan
Shipman, Don R.
Silva, Anthony A.
Simmermaker, Jordan L.
Smith, Bradley
Smith, Eddie C.
Sneden, William M.
Soja, Richele A
Sorensen, Michael
Sorrentino, Anthony S
Spacapan, Kevin Lee
Spangrud, Mark J.
Sperling, Rosalyn M.
Sperling, Kenneth L.
Stanar, Thomas J
Steinberg, Allen Terry
Steinberg, Mona Jill
Stewart, Curtis W
Stifter, Jeredith W
Stiroh Jr., Bernard J.
Stock, Mary C.
Strecker, Jefferson Lee
Sural, Brenda J.
Swanson, Mark A.
Swinehart, Kathy Lea
Sze, Michael

Tagge, Rosemary E
Tate, Robert
Tatsuguchi, Nancy M
Tenner, Leonard R.
Thomann, Daniel	Switzerland
Thomas, Sean W.
Thompson, Greggory R.
Thompson, Theresa
Thorpe, Elizabeth Patrick
Tobin, Harold B.
Toivari-Case, Carrie Marie
Tompkins, John C	Canada
Toth, Frederick Carter
Trahan, Daniel C.
Trahan, Susan R.
Trahan, Thomas M.
Trahan, Uraiwan
Trahan, Michael Lee
Tucker, Larry John
Twery, Scott Craig
Ubelhart, Mark C
Vaccari, Margee S.
Vaccari, Thomas S.
Valentine, Lawrence V.
Vandersanden, Robert	Canada
VanThournout, Richard A.
Veit, Anne A
Verseman, David W.
Virmani, Ravi	India
Visus, Deborah A.
Vlajkovic, John
Vogrich, Robert M.
Wagner, Francis H. T.
Wagner, William P as custodian for Katie Wagner
Wagner, Stephen B
Wallace, John J
Wardner, Julie A.
Watkins, Eric M.
Watson, Laura M
Waymel, Colleen Austin
Waymel, Raymond J.
Weaver Jr, Pearce R.
Weaver, Trinda N.
Weaver, Dorothy J.
Weinberg, Robert
Welkie, Robert Steven
Wermeille, Francoise	Switzerland
Westervelt, Arthur Lee
Westwood, Jerry R
Whinfrey, Judith A.

Whitney Jr., Mark S.
Wilen, Robert E.
Wille, David J.
Williams, Jonathan David	Australia
Wilson, Gerald I
Wilson, Jerry F.
Winkler, Kerstin
Winston, Rebecca L.
Wise, Christi Rager
Witkowski, Wayne E.
Woldridge, Scott M.
Wolf, James K
Wood, Thomas E
Wooding, Shelley A.	Canada
Woodrum, James D.
Wright, Michael B.
Wright, Peter
Wunsch, Gerald E.
Yamamoto, Dale H
Yezzi, Anthony P
Young, William G.
Zadell, William R.
Zielke, Elizabeth K.
Zimmer, Jane E
Zimmerman, Ross
Zurek, Colleen A.

Trusts	Place of Organization
Annette S. Leckie 2003 Revocable Trust	Massachusetts
C. Lawrence Connolly III 2004 Irrevocable Trust	Illinois
C. William Gregory Trust	Florida
Cangelosi/Gallo Family Trust	California
Carole J. Harlow 1994 Trust	California
Charles Fischer Declaration of Trust	Illinois
Christopher R. Healy Declaration of Trust	Illinois
Crystal Cove Revocable Trust	California
Daniel J. Rubin Trust	Illinois
David L. Hunt Revocable Trust	Connecticut
Edward L. Delahanty 2002 Flite Trust	Florida
Esther K. Laspisa Revocable Trust	Illinois
Ewing Trust Agreement	California
Francis B. McArdle Revocable Living Trust	Maryland
Francisco A. Roque 1999 Living Trust	Illinois
James E. Nelson Irrevocable Trust	Florida
James E. Nelson Irrevocable Trust of 2004	Florida
James G. Ozark Trust	Illinois
Jerry R. Westwood Trust	Illinois
John and Sue Prange Trust	California
John C. Roberts and Angela M. Roberts Revocable Trust	Arizona
John Hoos Revocable Trust	Illinois
John M. Ryan Revocable Trust

Kann Family Trust	California
Kathleen M. Trahan Revocable Trust	Illinois
KBO Revocable Trust	Illinois
Lawrence J. Laspisa Revocable Trust	Illinois
Leonard Tenner Revocable Trust	Illinois
Linda L. Anderson Trust	Illinois
Mark Douglas Schwehr Florida Intangible Tax Trust	Florida
Mary Lynn Eubanks 1999 Living Trust	Illinois
Maureen Kincaid Trust	Illinois
Michael L. Trahan Revocable Trust	Illinois
Renee F. Hochberg Living Trust	Illinois
Richard L. Diemer Revocable Trust	Illinois
Richard W. Davids Declaration of Trust	Illinois
Richard W. Hutson 1998 Irrevocable Trust FBO: Brennan B. Hutson	Illinois
Richard W. Hutson Declaration of Trust	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Amanda R. Hutson	Illinois
Richard W. Hutson Irrevocable Trust Dated FBO Joseph B Hutson	Illinois
Roberta Tenner Revocable Trust	Illinois
Smith Family Trust	Arizona
Steinberg Revocable Trust	California
Ted J. Schwartzman Trust	Connecticut
The David Yanis Trust	Florida
The Dorothy J. Weaver Trust	California
The Martha J. Cochrane Declaration of Trust	Massachusetts
The Peterson Family Trust	California
The Richard L. Moody Trust	Illinois
Thomas E. Wood Revocable Trust	Illinois
Thomas Paine and Teresa Norton Revocable Trust	California
TJO Revocable Trust	Illinois
William James Trust	Illinois

Partnerships*	Place of Organization
Buesing Family Limited Partnership, William R. Buesing, General Partner	Connecticut
Robert and Sandra Cook Family Limited Partnership, Sandra Cook, General Partner	Illinois
Franke Investments, L.P., John Terrence Franke, Managing General Partner	Illinois
The TJG Limited Partnership, Thomas J. Garabedian, General Partner	Delaware
Gifford Holdings, L.P., Dale L. Gifford, General Partner	Delaware
Gretzinger Family Limited Partnership, Ralph E. Gretzinger, III, General Partner	Delaware
DJH Investments, L.P., Daniel J. Holland, General Partner	Texas
Hutson Family Limited Partnership, Richard W. Hutson, Trustee under the Richard W. Hutson Declaration of Trust Dated November 6, 1989, General Partner	Illinois
Michael B. Jones Family Limited Partnership, Michael B. Jones, General Partner	Delaware
Kieley Investment L.P. I, John Kieley, General Partner	Delaware
JJJO Partnership, L.P., James G. Ozark and Maureen A. Kincaid, General Partners	Massachusetts
KBAM Ventures, L.P., Maureen A. Kincaid and James G. Ozark, General Partners	Illinois
Levin Family Limited Partnership, Howard J. Levin, Trustee of the Howard J. Levin Revocable Trust, dated September 28, 1994, General Partner	Connecticut
SJM Holdings, L.P., Mark A. Murray, Managing General Partner	New Jersey
Pinzur Limited Partnership, Laurence A. Pinzur, General Partner	Wyoming
Deer Park Limited Partnership, Jocelyn Purtell, General Partner	Florida
SCS Family Limited Partnership, E. Stephen Ramsey, General Partner	Wisconsin

Roch Family Limited Partnership, Thomas F. Roch, General Partner	California
Rosow Family Limited Partnership, Stanley M. Rosow, General Partner	Illinois
Schmitz Family Limited Partnership, Thomas L. Schmitz, General Partner	Illinois
A.C.J.L. Shafer Family Limited Partnership, Paul M. Shafer, General Partner	Delaware
Red Rock West Limited Partnership, Janet E. Shepherd, General Partner	Massachusetts
Wilson Family Limited Partnership, Gerald I. Wilson, General Partner	Illinois

*	Citizenship of each General Partner is United States

Limited Liability Companies	Place of Organization
FORE Holdings LLC	Illinois

Corporations*	Place of Organization
Groen Participaties B.V. (controlled by Abraham Groen)	Netherlands
Jungman Participaties B.V. (controlled by Alexander Jungman)	Netherlands
Kraak Participaties B.V. (controlled by Cornelis Kraak)	Netherlands
Middelbos Participaties B.V. (controlled by Robertus Middelbos)	Netherlands
Nagtegaal Participaties B.V. (controlled by Andries Nagtegaal)	Netherlands
VanHooff Participaties B.V. (controlled by Cornelis van Hooff)	Netherlands
VanLeeuwen Participaties B.V. (controlled by Jan van Leeuwen)	Netherlands

*	Controlling shareholders are all Dutch citizens

SCHEDULE 13D

This Amendment No. 3 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this “Schedule”). This Amendment No. 3 is being filed because certain Covered Persons have disposed of Covered Shares.

Item 1. Security and Issuer

This statement relates to the Class B common stock, par value $0.01 per share (the “Class B Common Stock”), of Hewitt Associates, Inc., a Delaware corporation (“Hewitt” or the “Issuer”), having its principal executive offices at 100 Half Day Road, Lincolnshire, Illinois 60069. Hewitt is a global human resources outsourcing and consulting firm.

Item 2. Identity and Background

(a), (b), (c) (f) The cover page to this schedule and Appendix A hereto contain the names of the persons (“Covered Persons”) who beneficially own shares of Class B Common Stock subject to a Stockholders’ Agreement (“Covered Shares”), dated as of July 1, 2003, to which the Covered Persons are parties (as amended from time to time, the “Stockholders’ Agreement”). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Stockholders’ Agreement.

Appendix A hereto also provides the citizenship or place of organization of each Covered Person. Each Covered Person who is an individual (an “Individual Covered Person”) is a professional employed or formerly employed by Hewitt or one of its affiliates or a permitted transferee of such employee or former employee. Each Covered Person who is not an individual (other than FORE Holdings LLC, formerly Hewitt Holdings LLC (“Holdings”)) is a trust, limited partnership, limited liability company or corporation created for estate planning purposes by a person who is employed or was formerly employed by Hewitt or one of its affiliates and is or was a member of Holdings (an “owner” or a “Holdings owner”). Each Covered Person listed in Appendix A under the caption “Partnerships” (an “LP Covered Person”) is a limited partnership of which a Holdings owner is the general partner. Each Covered Person listed in Appendix A under the caption “Corporations” (a “Corporate Covered Person”) is controlled by a Holdings owner. The business address of each Covered Person for purposes of this Schedule is 100 Half Day Road, Lincolnshire, Illinois 60069.

(d), (e) During the last five years no Covered Person or, to the best knowledge of the Covered Persons, any executive officer or director of a Covered Person, general partner of an LP Covered Person or person controlling a Corporate Covered Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

In connection with Hewitt’s transition to a corporate structure, Hewitt was formed as a subsidiary of Holdings. In May 2002, Holdings transferred all of its ownership interest in Hewitt Associates LLC to Hewitt thereby making Hewitt Associates LLC a wholly owned subsidiary of Hewitt, the Holdings owners (with the exception of retired Holdings owners) became employees of Hewitt and Hewitt issued 70,819,520 shares of its Class B Common Stock, all of which were held of record by Holdings. Each Holdings owner retained an interest in Holdings and an undivided, indirect interest in the shares of the Class B Common Stock held by Holdings on the owners’ behalf. Holdings has distributed the shares of Class B Common Stock to its owners and all the owners have signed the Stockholders’ Agreement.

Covered Persons may own and may from time to time acquire shares of Hewitt’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), which are not subject to the Stockholders’ Agreement, for investment purposes. Such shares of Class A Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

Item 4. Purpose of Transaction

Holdings acquired the shares of Class B Common Stock in connection with Hewitt’s transition to a corporate structure and subsequently distributed the shares to its owners as described in response to Item 3. Please see the response to Item 6 for information regarding the rights and obligations of the Covered Persons with respect to the Covered Shares. The Covered Persons may from time to time acquire shares of Class A Common Stock which are not subject to the foregoing restrictions for investment purposes or upon award of Class A Common Stock or options to purchase Class A Common Stock pursuant to Hewitt’s incentive compensation plan. Except as described in Item 6, none of Holdings or the Covered Persons have any plans or proposals which related to or would result in their acquisition of additional shares of Class B Common Stock or any other events described in Item 4(a) through 4(j) of Schedule 13D.

Each Covered Person is expected to evaluate on an ongoing basis Hewitt’s financial condition and prospects and his or her interests in and with respect to Hewitt. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Class A Common Stock and, subject to certain limitations, Class B Common Stock.

Item 5. Interest in Securities of the Issuer

(a) Rows (11) and (13) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person. None of the shares of Class B Common Stock reported in rows (11) and (13) of the cover page to this Schedule are shares as to which there is a right to acquire exercisable within 60 days.

(b) Rows (7) through (10) of the cover page to this Schedule 13D and Appendix A are hereby incorporated by reference. With respect to the Covered Shares subject to the Stockholders’ Agreement, the power to vote Covered Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of all shares of Class B Common Stock held by any other Covered Person.

(c) Except as described on Appendix B, no Covered Person has effected any transaction in the Class B Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders’ Agreement

As a condition to receiving shares of Class B Common Stock in the distribution by Holdings, the Holdings owners entered into a Stockholders’ Agreement whereby the shares received in the distribution would continue to be subject to similar restrictions as when the shares were held by Holdings. Hewitt, Holdings and the Holdings owners or their transferees who received shares of Class B Common Stock in the distribution from Holdings to the owners are parties to the Stockholders’ Agreement.

Shares Covered. The Stockholders’ Agreement covers:

•	all shares of Class B Common Stock and Class C common stock, par value $0.01 per share (the “Class C Common Stock”) beneficially owned by each Covered Person at the time such Covered Person entered into the Stockholders’ Agreement,

•	any shares of Class B Common Stock and Class C Common Stock as to which a Covered Person acquires beneficial ownership after execution of the Stockholders’ Agreement, and

•	any shares of Class A Common Stock as to which a Covered Person acquires beneficial ownership upon conversion of the shares of Class B Common Stock or Class C Common Stock beneficially owned by such Covered Person.

Shares of Class A Common Stock acquired by Covered Persons in the open market, upon the exercise of stock options granted pursuant to Hewitt’s incentive compensation plans or upon the grant of shares pursuant to such plans will not be subject to the Stockholders’ Agreement.

Transfer Restrictions. The Stockholders’ Agreement contains restrictions on transfer whereby each Covered Person who is an owner or transferee of an owner will be subject to the transfer restrictions described below. Such Covered Persons are referred to as “Owner Covered Persons.” Each Owner Covered Person may not transfer prior to June 26, 2006 any “goodwill shares” (defined below) beneficially owned by such Owner Covered Person which are still subject to the book to market phase-in discussed below.

Book to Market Phase-in. If a Holdings owner’s employment with Hewitt terminates (other than as a result of an owner’s retirement (subject to certain criteria), death or disability) within four years of Hewitt’s initial public offering (which occurred on June 27, 2002) and before the owner reaches the age of 55 with ten years of service with Hewitt, the number of shares held by the owner will be reduced. The shares held by a terminated owner which may be subject to reduction are referred to as “goodwill shares.” Upon completion of Hewitt’s initial public offering, there were approximately 55,600,000 of such shares. The reduction in the number of goodwill shares is a function of the then current book value and market value of the shares and is calculated according to the formula described below. Book value of Hewitt’s Class A Common Stock will be determined as of the end of the immediately preceding fiscal quarter for which Hewitt has reported financial results and market value of Hewitt’s Class A Common Stock will be determined based on the average closing sale price of Hewitt’s Class A Common Stock as quoted on the New York Stock Exchange for the five trading days preceding the date of termination.

Specifically, on each anniversary of the initial public offering, if a Holdings owner is one of Hewitt’s employees on that date, such owner’s entitlement to a portion of the goodwill shares will increase, as follows, from book value to market value.

	Entitlement to goodwill shares at book value	Entitlement to goodwill shares at market value
On or prior to June 27, 2003	100%	0%

On or after June 27, 2003 to June 26, 2004	75%	25%

On or after June 27, 2004 to June 26, 2005	50%	50%

On or after June 27, 2005 to June 26, 2006	25%	75%

On or after June 27, 2006	0%	100%

As to any goodwill shares that a Holdings owner is entitled to receive at market value, such shares will not be subject to surrender by the owner. As to any goodwill shares that an owner is entitled to receive at book value, an owner will surrender a number of shares having an aggregate market value equal to the difference between the market value and the book value of such shares. The surrendered shares will be reallocated to the remaining Holdings owners.

If a Holdings owner who is at least 52 years of age and who has been an owner for at least ten years provides twelve months’ prior written notice of intent to retire to the board of directors, such owner will be eligible for a special retiree formula as to entitlement to goodwill shares. Such formula considers the age of the individual and the number of years that person has been an owner. Depending on the combination of these factors, such person would be entitled to between 82% and 100% of his or her goodwill shares at market value at that time. Hewitt’s Chief Executive Officer, Mr. Gifford, has agreed to waive any enhanced rights to goodwill shares at market value due to retirement prior to June 27, 2006, unless his retirement is initiated by Hewitt’s Board of Directors.

In the event of a Holdings owner’s death, the estate of such owner will be entitled to 100% of the goodwill shares at market value. In the event of an owner’s disability, the owner will continue to be treated as an active employee during the disability.

Voting. The Stockholders’ Agreement provides that prior to any vote of Hewitt’s stockholders, a separate, preliminary vote of all of the Covered Shares owned by the Covered Persons will be held. All of the Covered Shares will then be voted in accordance with the vote of the majority of the votes cast in the preliminary vote. The preliminary vote will be administered by the stockholders’ committee designated in accordance with Hewitt’s Amended and Restated Certificate of Incorporation. Notwithstanding the foregoing, in elections of directors, all Covered Shares owned by Covered Persons will be voted in favor of the election of those persons receiving the highest number of votes cast in the preliminary vote.

Term. The Stockholders’ Agreement continues in effect until the first to occur of the termination of the Stockholders’ Agreement by the affirmative vote of the holders of a majority of the Covered Shares, such time as the Covered Shares represent less than 10% of Hewitt’s issued and outstanding shares of common stock, or June 27, 2022. Covered persons are bound by the terms of the Stockholders’ Agreement for as long as they hold Covered Shares. Any termination of the book to market phase-in provisions would require the approval of the majority of Hewitt’s independent directors.

Waivers and Amendments. The executive committee of Holdings may waive the transfer restrictions for any reason it deems appropriate. Any waiver or amendment to the book to market phase-in provisions requires the approval of Hewitt’s independent directors.

Subject to the foregoing paragraph, the provisions of the Stockholders’ Agreement may generally be amended or waived by the affirmative vote of the holders of a majority of the Covered Shares. However, any waiver or amendment materially affecting Hewitt’s rights or obligations or the rights or obligations of either of the stockholders’ committee or the executive committee of Holdings requires the approval of the entity so affected.

Effects of Change in Control. Following the consummation of a change in control of Hewitt, the transfer restrictions applicable to Owner Covered Persons and the voting provisions discussed above will terminate. The book to market phase-in provisions will not be affected by a change in control and will continue to apply with respect to the Owner Covered Person’s shares in the acquiror. However, if a Holdings owner’s employment with Hewitt or the acquiror is terminated without cause within two years following a change in control, the owner will be entitled to all goodwill shares at market value.

Minimum Stock Ownership Requirements

Holdings owners are required to hold a minimum number of shares while they are employees of Hewitt. Under the option award agreement for the Holdings owners, each Holdings owner is required to maintain beneficial ownership of at least 25% of such owner’s initial goodwill shares while employed by Hewitt.

Item 7. Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
A	Stockholders’ Agreement by and among Hewitt Associates, Inc., Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and the Covered Persons signatory thereto dated as of July 1, 2003 (incorporated herein by reference to Exhibit 10.31 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

B	Transfer Restriction Agreement between Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.11 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

C	Ownership Transfer Interest Agreement between Hewitt Holdings LLC (n/k/a FORE Holdings LLC) and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.18 to Hewitt Associates, Inc.’s Registration Statement on Form S-3, as amended, Registration No. 333-105560).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2005

By:	/s/ David L. Hunt
Name:	David L. Hunt
As Attorney-in-fact

Appendix B

Daily Hewitt Sales Range	High	25.70	25.65	25.54	25.40
	Low	25.20	25.40	25.31	25.05

Name	Date	6/1/2005	6/2/2005	6/3/2005	6/6/2005
Baggett, Jeffrey L.
Baird, Elizabeth
Barnes, Karen A.
Barth, Jeffrey
Beauregard, Thomas R.
Bennett, Peter L.
Bennett, Michael John					3,237
Bernsee, Robert W.
Bicos, Sandy
Blasco, Guido
Blecher, Maurice David		14,424
Bloomer, James
Boden, Beth
Borgman, Peter J.		3,000
Brab, Regina
Bradford, Timothy M		5,000		800	10,000
Brovich, Christopher
Bryant, Ronald Victor
Butterworth, Thomas C
Caffarelli, Brian Thomas					20,000
Cahn, David M.
Campbell, Daniel J.				2,000
Certain, Stephanie L
Christopher R. Healy Declaration of Trust
Clarke, Brenda
Cochran, William R.
Coletto, Nancy
Coppock, Melissa Shirk
Coppock, Steven M.
Corcoran, Maureen Ann
Corvette, Gail H			16,488
Crowley, Sue
Dahm, Joanne
Dale, James
Daniel J. Rubin Trust
Deasey, John J.
Detmer, Edward J.					4,768
Dickmann, Karen M.
Dodd, Robert M
Doege, Paul R

Daily Hewitt Sales Range	25.68	25.70	25.69	25.66	25.62	25.68	25.69	25.50	25.29	25.15
	25.34	25.22	25.21	25.50	25.40	25.55	25.50	24.85	24.54	24.48

Name	6/7/2005	6/8/2005	6/9/2005	6/10/2005	6/13/2005	6/14/2005	6/15/2005	6/16/2005	6/17/2005	6/20/2005
Baggett, Jeffrey L.
Baird, Elizabeth						1,200
Barnes, Karen A.
Barth, Jeffrey										3,366
Beauregard, Thomas R.
Bennett, Peter L.				9,250
Bennett, Michael John						1,701
Bernsee, Robert W.
Bicos, Sandy							13,000
Blasco, Guido										5,257
Blecher, Maurice David
Bloomer, James								4,000
Boden, Beth
Borgman, Peter J.	3,000				1,982
Brab, Regina
Bradford, Timothy M	184	8,100			4,957
Brovich, Christopher
Bryant, Ronald Victor
Butterworth, Thomas C								23,834
Caffarelli, Brian Thomas	10,000	10,000	10,000		10,000	10,000
Cahn, David M.		2,500
Campbell, Daniel J.				200	1,800		2,000
Certain, Stephanie L
Christopher R. Healy Declaration of Trust					20,000				1,600	8,400
Clarke, Brenda
Cochran, William R.
Coletto, Nancy							2,000
Coppock, Melissa Shirk	4,000									2,600
Coppock, Steven M.	4,000
Corcoran, Maureen Ann
Corvette, Gail H
Crowley, Sue						2,562
Dahm, Joanne
Dale, James
Daniel J. Rubin Trust								5,000
Deasey, John J.
Detmer, Edward J.
Dickmann, Karen M.
Dodd, Robert M			5,000		8,390	1,670
Doege, Paul R						100

Daily Hewitt Sales Range	25.21	25.20	24.97	24.91	25.90	26.07	26.15	26.61	26.84	26.99
	24.88	25.00	24.50	24.70	25.25	25.16	25.76	25.85	26.58	26.42

Name	6/21/2005	6/22/2005	6/23/2005	6/24/2005	6/27/2005	6/28/2005	6/29/2005	6/30/2005	7/1/2005	7/5/2005
Baggett, Jeffrey L.
Baird, Elizabeth
Barnes, Karen A.
Barth, Jeffrey
Beauregard, Thomas R.					5,000
Bennett, Peter L.								9,250		9,250
Bennett, Michael John
Bernsee, Robert W.
Bicos, Sandy
Blasco, Guido
Blecher, Maurice David	5,409				34,980
Bloomer, James
Boden, Beth
Borgman, Peter J.
Brab, Regina					15,000
Bradford, Timothy M					20,000			5,000		5,000
Brovich, Christopher
Bryant, Ronald Victor
Butterworth, Thomas C								40,000
Caffarelli, Brian Thomas						50,000
Cahn, David M.					1,500
Campbell, Daniel J.
Certain, Stephanie L
Christopher R. Healy Declaration of Trust
Clarke, Brenda				1,000					1,000
Cochran, William R.						56,202
Coletto, Nancy
Coppock, Melissa Shirk					4,000
Coppock, Steven M.					4,000
Corcoran, Maureen Ann								200
Corvette, Gail H
Crowley, Sue
Dahm, Joanne
Dale, James
Daniel J. Rubin Trust
Deasey, John J.
Detmer, Edward J.
Dickmann, Karen M.				5,260
Dodd, Robert M
Doege, Paul R

Daily Hewitt Sales Range	26.95	26.99	27.09	27.37	27.10	27.14	26.99	26.70	26.52	27.14
	26.75	26.56	26.87	26.90	26.77	26.85	26.59	26.45	26.27	26.50

Name	7/6/2005	7/7/2005	7/8/2005	7/11/2005	7/12/2005	7/13/2005	7/14/2005	7/15/2005	7/18/2005	7/19/2005
Baggett, Jeffrey L.								5,000
Baird, Elizabeth
Barnes, Karen A.					5,000
Barth, Jeffrey
Beauregard, Thomas R.			5,000
Bennett, Peter L.			9,250
Bennett, Michael John
Bernsee, Robert W.
Bicos, Sandy
Blasco, Guido
Blecher, Maurice David
Bloomer, James				800						5,000
Boden, Beth				11,800	7,100	1,100
Borgman, Peter J.
Brab, Regina		5,000
Bradford, Timothy M				5,000						5,000
Brovich, Christopher
Bryant, Ronald Victor		4,000
Butterworth, Thomas C
Caffarelli, Brian Thomas
Cahn, David M.	2,000
Campbell, Daniel J.
Certain, Stephanie L						19,200				27,400
Christopher R. Healy Declaration of Trust
Clarke, Brenda
Cochran, William R.								545
Coletto, Nancy					4,000
Coppock, Melissa Shirk
Coppock, Steven M.
Corcoran, Maureen Ann
Corvette, Gail H
Crowley, Sue	6,998
Dahm, Joanne			10,000
Dale, James
Daniel J. Rubin Trust
Deasey, John J.
Detmer, Edward J.			6,500
Dickmann, Karen M.
Dodd, Robert M
Doege, Paul R

Daily Hewitt Sales Range	27.24	27.30	27.54	27.55	27.41	27.40	27.35	27.76
	26.87	27.02	27.17	27.01	26.97	27.18	27.15	27.15

Name	7/20/2005	7/21/2005	7/22/2005	7/25/2005	7/26/2005	7/27/2005	7/28/2005	7/29/2005	Number of Class A Shares Sold 6/1 - 7/31
Baggett, Jeffrey L.									5,000
Baird, Elizabeth									1,200
Barnes, Karen A.				5,000					10,000
Barth, Jeffrey									3,366
Beauregard, Thomas R.			5,000						15,000
Bennett, Peter L.			34,167						71,167
Bennett, Michael John									4,938
Bernsee, Robert W.			10,000						10,000
Bicos, Sandy									13,000
Blasco, Guido									5,257
Blecher, Maurice David									54,813
Bloomer, James		9,200							19,000
Boden, Beth									20,000
Borgman, Peter J.									7,982
Brab, Regina									20,000
Bradford, Timothy M	10,000					5,000			84,041
Brovich, Christopher				1,000					1,000
Bryant, Ronald Victor								8,000	12,000
Butterworth, Thomas C									63,834
Caffarelli, Brian Thomas									120,000
Cahn, David M.									6,000
Campbell, Daniel J.									6,000
Certain, Stephanie L									46,600
Christopher R. Healy Declaration of Trust									30,000
Clarke, Brenda			1,000						3,000
Cochran, William R.									56,747
Coletto, Nancy									6,000
Coppock, Melissa Shirk									10,600
Coppock, Steven M.									8,000
Corcoran, Maureen Ann									200
Corvette, Gail H									16,488
Crowley, Sue									9,560
Dahm, Joanne									10,000
Dale, James					10,000				10,000
Daniel J. Rubin Trust									5,000
Deasey, John J.							5,000	10,000	15,000
Detmer, Edward J.									11,268
Dickmann, Karen M.									5,260
Dodd, Robert M									15,060
Doege, Paul R									100

Daily Hewitt Sales Range	High	25.70	25.65	25.54	25.40
	Low	25.20	25.40	25.31	25.05

Name	Date	6/1/2005	6/2/2005	6/3/2005	6/6/2005
Dunlap, Robert A.
Eaker, Robert Charles
Earle, Thomas Warren
Eddington, Thomas L.
Edelstein, Carol M.
Fisher, Enrique A
Fixmer, John P
Forsberg, Michael S.
Fox, Roberta D.		1,000	6,000		7,465
Francisco A. Roque Living Trust
Furer, Burkhard
Futterman, Ronald Alan
Gang, Barry S
Gardner, John D.
Grant, Philip D.					1,098
Grayson, Valerie A.
Greenbaum, David					1,550
Hallen, Christian Eric
Halliday, Timothy
Harvey, James J.
Hasbargen, Donald W
Hauser, Linda S.
Henderson, Don Berwell
Hernandez, Javier
Hiles, Andrew H.
Hilgenberg, Timothy S
Howlett, Catherine
Hughey, Thomas M		3,000
Hutson Family Limited Partnership
Istnick, Robert L
Jacobs, Ari N.
James E. Nelson Irrevocable Trust of 2004
James, Alison A
James, Ken E					10,000
Jerry R. Westwood Trust					500
JJJO Partnership, L.P.
John C. Roberts and Angela M. Roberts Revocable Trust
Jones, Allen F.
Jones, J. Michael
Jones, Richard E.
Jones, Ronald A		1,000
Kapahi, Naveen
KBAM Ventures, L.P.
Kimler, Brad
Kinsley, Heather R.
Klein, Jeffrey
Kohlbry, Kathleen M.
Koo, James
Kordus, Claude
Kozak, Gregory J.

Daily Hewitt Sales Range	25.68	25.70	25.69	25.66	25.62	25.68	25.69	25.50	25.29	25.15
	25.34	25.22	25.21	25.50	25.40	25.55	25.50	24.85	24.54	24.48

Name	6/7/2005	6/8/2005	6/9/2005	6/10/2005	6/13/2005	6/14/2005	6/15/2005	6/16/2005	6/17/2005	6/20/2005
Dunlap, Robert A.
Eaker, Robert Charles										1,000
Earle, Thomas Warren
Eddington, Thomas L.										200
Edelstein, Carol M.
Fisher, Enrique A
Fixmer, John P
Forsberg, Michael S.						8,000
Fox, Roberta D.					2,085					1,085
Francisco A. Roque Living Trust
Furer, Burkhard
Futterman, Ronald Alan
Gang, Barry S						5,000
Gardner, John D.			1,000
Grant, Philip D.	1,400				1,000	1,498
Grayson, Valerie A.			4,000
Greenbaum, David
Hallen, Christian Eric
Halliday, Timothy				15,000
Harvey, James J.	797
Hasbargen, Donald W		2,000
Hauser, Linda S.							3,327
Henderson, Don Berwell
Hernandez, Javier	2,000
Hiles, Andrew H.
Hilgenberg, Timothy S			5,000
Howlett, Catherine						7,000
Hughey, Thomas M		3,000				3,000
Hutson Family Limited Partnership
Istnick, Robert L
Jacobs, Ari N.	1,262
James E. Nelson Irrevocable Trust of 2004
James, Alison A
James, Ken E		10,000
Jerry R. Westwood Trust					500					500
JJJO Partnership, L.P.
John C. Roberts and Angela M. Roberts Revocable Trust
Jones, Allen F.
Jones, J. Michael
Jones, Richard E.
Jones, Ronald A		1,000		1,000			1,000
Kapahi, Naveen	2,000
KBAM Ventures, L.P.
Kimler, Brad
Kinsley, Heather R.
Klein, Jeffrey	2,200
Kohlbry, Kathleen M.
Koo, James				8,789
Kordus, Claude
Kozak, Gregory J.

Daily Hewitt Sales Range	25.21	25.20	24.97	24.91	25.90	26.07	26.15	26.61	26.84	26.99
	24.88	25.00	24.50	24.70	25.25	25.16	25.76	25.85	26.58	26.42

Name	6/21/2005	6/22/2005	6/23/2005	6/24/2005	6/27/2005	6/28/2005	6/29/2005	6/30/2005	7/1/2005	7/5/2005
Dunlap, Robert A.									700
Eaker, Robert Charles										500
Earle, Thomas Warren
Eddington, Thomas L.									2,000
Edelstein, Carol M.					7,914
Fisher, Enrique A
Fixmer, John P
Forsberg, Michael S.
Fox, Roberta D.					21,039
Francisco A. Roque Living Trust								1,750
Furer, Burkhard
Futterman, Ronald Alan
Gang, Barry S
Gardner, John D.								1,000
Grant, Philip D.		1,500		998		8,000	2,000	2,000		3,000
Grayson, Valerie A.
Greenbaum, David
Hallen, Christian Eric										26,000
Halliday, Timothy
Harvey, James J.
Hasbargen, Donald W						2,000
Hauser, Linda S.		1,109			20,000					10,109
Henderson, Don Berwell				1,200
Hernandez, Javier						2,000		2,000
Hiles, Andrew H.										25,003
Hilgenberg, Timothy S										2,000
Howlett, Catherine					10,000
Hughey, Thomas M		3,000			3,000		3,000
Hutson Family Limited Partnership
Istnick, Robert L									500
Jacobs, Ari N.
James E. Nelson Irrevocable Trust of 2004
James, Alison A	2,000
James, Ken E					20,000	20,000
Jerry R. Westwood Trust					500
JJJO Partnership, L.P.
John C. Roberts and Angela M. Roberts Revocable Trust
Jones, Allen F.
Jones, J. Michael
Jones, Richard E.	10,200				20,000	13,793
Jones, Ronald A					4,000	2,000		2,000
Kapahi, Naveen
KBAM Ventures, L.P.
Kimler, Brad						10,000
Kinsley, Heather R.
Klein, Jeffrey					1,800
Kohlbry, Kathleen M.
Koo, James
Kordus, Claude					12,000
Kozak, Gregory J.

Daily Hewitt Sales Range	26.95	26.99	27.09	27.37	27.10	27.14	26.99	26.70	26.52	27.14
	26.75	26.56	26.87	26.90	26.77	26.85	26.59	26.45	26.27	26.50

Name	7/6/2005	7/7/2005	7/8/2005	7/11/2005	7/12/2005	7/13/2005	7/14/2005	7/15/2005	7/18/2005	7/19/2005
Dunlap, Robert A.
Eaker, Robert Charles
Earle, Thomas Warren						2,900
Eddington, Thomas L.		1,000					2,000	2,000		4,000
Edelstein, Carol M.					5,000
Fisher, Enrique A										4,500
Fixmer, John P			1,000
Forsberg, Michael S.
Fox, Roberta D.
Francisco A. Roque Living Trust				1,750
Furer, Burkhard	10,000
Futterman, Ronald Alan				10,000
Gang, Barry S
Gardner, John D.										3,000
Grant, Philip D.			2,000
Grayson, Valerie A.
Greenbaum, David
Hallen, Christian Eric	18,757
Halliday, Timothy
Harvey, James J.
Hasbargen, Donald W
Hauser, Linda S.
Henderson, Don Berwell
Hernandez, Javier			2,000
Hiles, Andrew H.
Hilgenberg, Timothy S				2,000					2,000
Howlett, Catherine
Hughey, Thomas M	5,000				5,000					5,000
Hutson Family Limited Partnership	2,500
Istnick, Robert L			500
Jacobs, Ari N.
James E. Nelson Irrevocable Trust of 2004			20,000
James, Alison A
James, Ken E
Jerry R. Westwood Trust				500					500
JJJO Partnership, L.P.
John C. Roberts and Angela M. Roberts Revocable Trust
Jones, Allen F.				32,300
Jones, J. Michael										2,000
Jones, Richard E.
Jones, Ronald A			2,000
Kapahi, Naveen
KBAM Ventures, L.P.
Kimler, Brad
Kinsley, Heather R.
Klein, Jeffrey				1,000
Kohlbry, Kathleen M.				2,500
Koo, James
Kordus, Claude
Kozak, Gregory J.			1,500

Daily Hewitt Sales Range	27.24	27.30	27.54	27.55	27.41	27.40	27.35	27.76
	26.87	27.02	27.17	27.01	26.97	27.18	27.15	27.15

Name	7/20/2005	7/21/2005	7/22/2005	7/25/2005	7/26/2005	7/27/2005	7/28/2005	7/29/2005	Number of Class A Shares Sold 6/1 - 7/31
Dunlap, Robert A.									700
Eaker, Robert Charles								500	2,000
Earle, Thomas Warren									2,900
Eddington, Thomas L.	2,000	2,000	4,000	2,000	2,000	2,000	2,000	2,000	29,200
Edelstein, Carol M.									12,914
Fisher, Enrique A				2,500				2,500	9,500
Fixmer, John P									1,000
Forsberg, Michael S.									8,000
Fox, Roberta D.									38,674
Francisco A. Roque Living Trust	1,750							1,750	7,000
Furer, Burkhard									10,000
Futterman, Ronald Alan									10,000
Gang, Barry S									5,000
Gardner, John D.									5,000
Grant, Philip D.	2,000	2,000	2,000					2,000	32,494
Grayson, Valerie A.									4,000
Greenbaum, David									1,550
Hallen, Christian Eric									44,757
Halliday, Timothy									15,000
Harvey, James J.	1,000		1,000					1,000	3,797
Hasbargen, Donald W	2,000				1,000			1,000	8,000
Hauser, Linda S.									34,545
Henderson, Don Berwell									1,200
Hernandez, Javier				2,000					10,000
Hiles, Andrew H.									25,003
Hilgenberg, Timothy S				2,000					13,000
Howlett, Catherine									17,000
Hughey, Thomas M						5,000			38,000
Hutson Family Limited Partnership									2,500
Istnick, Robert L									1,000
Jacobs, Ari N.									1,262
James E. Nelson Irrevocable Trust of 2004									20,000
James, Alison A									2,000
James, Ken E				5,000					65,000
Jerry R. Westwood Trust				500					3,500
JJJO Partnership, L.P.								1,000	1,000
John C. Roberts and Angela M. Roberts Revocable Trust							2,000		2,000
Jones, Allen F.									32,300
Jones, J. Michael									2,000
Jones, Richard E.									43,993
Jones, Ronald A			2,000						16,000
Kapahi, Naveen					1,000				3,000
KBAM Ventures, L.P.								800	800
Kimler, Brad									10,000
Kinsley, Heather R.		500							500
Klein, Jeffrey								1,000	6,000
Kohlbry, Kathleen M.									2,500
Koo, James									8,789
Kordus, Claude									12,000
Kozak, Gregory J.									1,500

Daily Hewitt Sales Range	High	25.70	25.65	25.54	25.40
	Low	25.20	25.40	25.31	25.05

Name	Date	6/1/2005	6/2/2005	6/3/2005	6/6/2005
Laketek, Maryann
LaSorte, Joseph A.
Leyendecker, Mary A.
Lima, Jean-Charles		752
Lindberg, Kenneth W		500
Lucey, Richard J
Lui, Cheryl M.
Lynch, John C.
Mason II, William L.
McCane, Steven William
McGhee, James W.
McGough, James C
Messick, Scott E.
Moran Jr., John
Morgan, Pamela Dale
Muench, Carol
Murphy, Blake Potter
Murray, Philip E
Neville, Thomas
Oshima, Mark Masao
Padula, Matt
Papantonis, Perry C.					496
Parrish, Norman W.
Patrick, J. Andrew					2,000
Pellettieri, Karen M.
Penter, Robert L.					1,121
Powers, Michael J.
Prospect, Theodore A.
Rackey, David A.
Raffety, David Keith
Ramsey, E. Stephen
Reichenbach, Lee Donna
Richard W. Davids Declaration of Trust
Rieger Jr., Leon		10,000
Riva, Katia
Robb, Marybeth C
Romanchek, Robert A.
Romweber, Jane T.
Roof, Timothy C.
Ruth, Linda Cushman
Sales, Mary E.
Santos Jr., Alberto
Sarrazin, Eric		2,877
Sartain, Keith T.
Scheffel, Elizabeth J.
Schippers, Norman
Schlachtmeyer, Laura
Schlachtmeyer, Melissa
Schlachtmeyer, Albert S
Schmitz Family Limited Partnership

Daily Hewitt Sales Range	25.68	25.70	25.69	25.66	25.62	25.68	25.69	25.50	25.29	25.15
	25.34	25.22	25.21	25.50	25.40	25.55	25.50	24.85	24.54	24.48

Name	6/7/2005	6/8/2005	6/9/2005	6/10/2005	6/13/2005	6/14/2005	6/15/2005	6/16/2005	6/17/2005	6/20/2005
Laketek, Maryann
LaSorte, Joseph A.			8,000
Leyendecker, Mary A.
Lima, Jean-Charles	376							1,646
Lindberg, Kenneth W
Lucey, Richard J	16,000
Lui, Cheryl M.
Lynch, John C.
Mason II, William L.
McCane, Steven William
McGhee, James W.	5,000				2,000
McGough, James C									900	6,100
Messick, Scott E.
Moran Jr., John
Morgan, Pamela Dale					10,000
Muench, Carol									3,000
Murphy, Blake Potter
Murray, Philip E								3,500
Neville, Thomas
Oshima, Mark Masao
Padula, Matt
Papantonis, Perry C.					496					496
Parrish, Norman W.
Patrick, J. Andrew									2,845
Pellettieri, Karen M.	2,000				2,000
Penter, Robert L.					1,121					1,121
Powers, Michael J.
Prospect, Theodore A.
Rackey, David A.
Raffety, David Keith
Ramsey, E. Stephen				15,000
Reichenbach, Lee Donna
Richard W. Davids Declaration of Trust
Rieger Jr., Leon	8,000
Riva, Katia
Robb, Marybeth C					4,422
Romanchek, Robert A.
Romweber, Jane T.		43,600	7,616
Roof, Timothy C.				5,036		2,518				17,626
Ruth, Linda Cushman
Sales, Mary E.
Santos Jr., Alberto		5,000
Sarrazin, Eric
Sartain, Keith T.
Scheffel, Elizabeth J.
Schippers, Norman
Schlachtmeyer, Laura										14,694
Schlachtmeyer, Melissa
Schlachtmeyer, Albert S
Schmitz Family Limited Partnership

Daily Hewitt Sales Range	25.21	25.20	24.97	24.91	25.90	26.07	26.15	26.61	26.84	26.99
	24.88	25.00	24.50	24.70	25.25	25.16	25.76	25.85	26.58	26.42

Name	6/21/2005	6/22/2005	6/23/2005	6/24/2005	6/27/2005	6/28/2005	6/29/2005	6/30/2005	7/1/2005	7/5/2005
Laketek, Maryann						3,000
LaSorte, Joseph A.
Leyendecker, Mary A.						5,000
Lima, Jean-Charles		376
Lindberg, Kenneth W										500
Lucey, Richard J
Lui, Cheryl M.				13,246
Lynch, John C.
Mason II, William L.
McCane, Steven William						1,200		2,400	1,000
McGhee, James W.										2,000
McGough, James C
Messick, Scott E.
Moran Jr., John
Morgan, Pamela Dale
Muench, Carol
Murphy, Blake Potter
Murray, Philip E							6,500		7,500
Neville, Thomas
Oshima, Mark Masao		2,500
Padula, Matt									1,000
Papantonis, Perry C.					5,000					5,000
Parrish, Norman W.					10,000
Patrick, J. Andrew
Pellettieri, Karen M.										1,000
Penter, Robert L.					19,650
Powers, Michael J.						10,000
Prospect, Theodore A.								2,000
Rackey, David A.						3,000
Raffety, David Keith					4,000
Ramsey, E. Stephen
Reichenbach, Lee Donna					10,000
Richard W. Davids Declaration of Trust
Rieger Jr., Leon
Riva, Katia		1,812
Robb, Marybeth C							13,413
Romanchek, Robert A.
Romweber, Jane T.
Roof, Timothy C.
Ruth, Linda Cushman
Sales, Mary E.	3,000	7,000
Santos Jr., Alberto
Sarrazin, Eric
Sartain, Keith T.									1,000
Scheffel, Elizabeth J.					3,200					4,000
Schippers, Norman					3,000
Schlachtmeyer, Laura
Schlachtmeyer, Melissa				12,000
Schlachtmeyer, Albert S
Schmitz Family Limited Partnership

Daily Hewitt Sales Range	26.95	26.99	27.09	27.37	27.10	27.14	26.99	26.70	26.52	27.14
	26.75	26.56	26.87	26.90	26.77	26.85	26.59	26.45	26.27	26.50

Name	7/6/2005	7/7/2005	7/8/2005	7/11/2005	7/12/2005	7/13/2005	7/14/2005	7/15/2005	7/18/2005	7/19/2005
Laketek, Maryann
LaSorte, Joseph A.
Leyendecker, Mary A.			1,000	1,000
Lima, Jean-Charles
Lindberg, Kenneth W
Lucey, Richard J
Lui, Cheryl M.
Lynch, John C.			2,500
Mason II, William L.
McCane, Steven William			1,182	1,182
McGhee, James W.				2,000					2,000
McGough, James C
Messick, Scott E.			7,500
Moran Jr., John
Morgan, Pamela Dale
Muench, Carol
Murphy, Blake Potter
Murray, Philip E
Neville, Thomas				1,460
Oshima, Mark Masao
Padula, Matt			1,000							1,000
Papantonis, Perry C.
Parrish, Norman W.
Patrick, J. Andrew
Pellettieri, Karen M.				1,000					1,000
Penter, Robert L.
Powers, Michael J.
Prospect, Theodore A.
Rackey, David A.				6,000		4,000
Raffety, David Keith
Ramsey, E. Stephen
Reichenbach, Lee Donna
Richard W. Davids Declaration of Trust		5,000
Rieger Jr., Leon
Riva, Katia
Robb, Marybeth C		13,413
Romanchek, Robert A.
Romweber, Jane T.
Roof, Timothy C.
Ruth, Linda Cushman						1,100				3,900
Sales, Mary E.
Santos Jr., Alberto
Sarrazin, Eric
Sartain, Keith T.
Scheffel, Elizabeth J.
Schippers, Norman
Schlachtmeyer, Laura
Schlachtmeyer, Melissa
Schlachtmeyer, Albert S	57,882
Schmitz Family Limited Partnership

Daily Hewitt Sales Range	27.24	27.30	27.54	27.55	27.41	27.40	27.35	27.76
	26.87	27.02	27.17	27.01	26.97	27.18	27.15	27.15

Name	7/20/2005	7/21/2005	7/22/2005	7/25/2005	7/26/2005	7/27/2005	7/28/2005	7/29/2005	Number of Class A Shares Sold 6/1 - 7/31
Laketek, Maryann									3,000
LaSorte, Joseph A.									8,000
Leyendecker, Mary A.			1,000						8,000
Lima, Jean-Charles									3,150
Lindberg, Kenneth W									1,000
Lucey, Richard J									16,000
Lui, Cheryl M.									13,246
Lynch, John C.									2,500
Mason II, William L.						41,955			41,955
McCane, Steven William			1,181						8,145
McGhee, James W.				2,000					15,000
McGough, James C									7,000
Messick, Scott E.									7,500
Moran Jr., John				3,000					3,000
Morgan, Pamela Dale									10,000
Muench, Carol									3,000
Murphy, Blake Potter		600	9,400						10,000
Murray, Philip E									17,500
Neville, Thomas									1,460
Oshima, Mark Masao								2,000	4,500
Padula, Matt			1,000						4,000
Papantonis, Perry C.									11,488
Parrish, Norman W.				10,000					20,000
Patrick, J. Andrew									4,845
Pellettieri, Karen M.									7,000
Penter, Robert L.									23,013
Powers, Michael J.									10,000
Prospect, Theodore A.									2,000
Rackey, David A.									13,000
Raffety, David Keith									4,000
Ramsey, E. Stephen									15,000
Reichenbach, Lee Donna									10,000
Richard W. Davids Declaration of Trust									5,000
Rieger Jr., Leon									18,000
Riva, Katia									1,812
Robb, Marybeth C									31,248
Romanchek, Robert A.				10,000					10,000
Romweber, Jane T.						44,172			95,388
Roof, Timothy C.									25,180
Ruth, Linda Cushman									5,000
Sales, Mary E.									10,000
Santos Jr., Alberto									5,000
Sarrazin, Eric									2,877
Sartain, Keith T.									1,000
Scheffel, Elizabeth J.				4,000					11,200
Schippers, Norman		1,000	1,000						5,000
Schlachtmeyer, Laura									14,694
Schlachtmeyer, Melissa									12,000
Schlachtmeyer, Albert S									57,882
Schmitz Family Limited Partnership	10,000							10,000	20,000

Daily Hewitt Sales Range	High	25.70	25.65	25.54	25.40
	Low	25.20	25.40	25.31	25.05

Name	Date	6/1/2005	6/2/2005	6/3/2005	6/6/2005
Schmitz, Thomas L.
Schnoenenberger, Vitus			9,225
Shaul, Matthew
Shillingburg, John Douglas
Shippers, Sandy
Silva, Anthony A.
Smith, Bradley
Sorensen, Michael
Sperling, Kenneth L.
Steinberg, Allen Terry
Stewart, Curtis W
Stiroh Jr., Bernard J.
Sze, Michael
Ted J. Schwartzman Trust					1,162
The David Yanis Trust
The Martha J. Cochrane Declaration of Trust
Thomas E. Wood Revocable Trust		7,656			638
Thomas, Sean W.
Thompson, Greggory R.
Thorpe, Elizabeth Patrick
Tobin, Harold B.
Valentine, Lawrence V.
VanThournout, Richard A.
Verseman, David W.		2,000
Virmani, Ravi		12,000
Wagner, Stephen B					1,000
Watson, Laura M
Waymel, Raymond J.
Weaver Jr, Pearce R.
Weaver, Trinda N.
Welkie, Robert Steven
Wilen, Robert E.		500
Williams, Jonathan David
Woldridge, Scott M.				2,000
Wolf, James K
Woodrum, James D.
Wright, Peter
Wunsch, Gerald E.					1,452
Young, William G.
Zadell, William R.
Zimmer, Jane E
Zurek, Colleen A.

Daily Hewitt Sales Range	25.68	25.70	25.69	25.66	25.62	25.68	25.69	25.50	25.29	25.15
	25.34	25.22	25.21	25.50	25.40	25.55	25.50	24.85	24.54	24.48

Name	6/7/2005	6/8/2005	6/9/2005	6/10/2005	6/13/2005	6/14/2005	6/15/2005	6/16/2005	6/17/2005	6/20/2005
Schmitz, Thomas L.
Schnoenenberger, Vitus				615	615
Shaul, Matthew				2,000
Shillingburg, John Douglas				4,800
Shippers, Sandy							400
Silva, Anthony A.
Smith, Bradley
Sorensen, Michael
Sperling, Kenneth L.					4,000
Steinberg, Allen Terry
Stewart, Curtis W
Stiroh Jr., Bernard J.					11,788
Sze, Michael
Ted J. Schwartzman Trust					1,162					1,162
The David Yanis Trust
The Martha J. Cochrane Declaration of Trust		2,500
Thomas E. Wood Revocable Trust					638
Thomas, Sean W.					8,000
Thompson, Greggory R.				2,000			2,000
Thorpe, Elizabeth Patrick										969
Tobin, Harold B.										1,500
Valentine, Lawrence V.							4,000			1,475
VanThournout, Richard A.
Verseman, David W.		2,000							2,000
Virmani, Ravi
Wagner, Stephen B					1,000					1,000
Watson, Laura M		2,000
Waymel, Raymond J.						1,000
Weaver Jr, Pearce R.			500
Weaver, Trinda N.
Welkie, Robert Steven						5,000
Wilen, Robert E.						1,000
Williams, Jonathan David
Woldridge, Scott M.	2,000	2,000		2,000	2,000	2,000
Wolf, James K
Woodrum, James D.				1,500
Wright, Peter		15,000
Wunsch, Gerald E.					1,452					1,452
Young, William G.
Zadell, William R.
Zimmer, Jane E			500		1,000
Zurek, Colleen A.

Daily Hewitt Sales Range	25.21	25.20	24.97	24.91	25.90	26.07	26.15	26.61	26.84	26.99
	24.88	25.00	24.50	24.70	25.25	25.16	25.76	25.85	26.58	26.42

Name	6/21/2005	6/22/2005	6/23/2005	6/24/2005	6/27/2005	6/28/2005	6/29/2005	6/30/2005	7/1/2005	7/5/2005
Schmitz, Thomas L.
Schnoenenberger, Vitus					615
Shaul, Matthew
Shillingburg, John Douglas
Shippers, Sandy
Silva, Anthony A.				3,000
Smith, Bradley			7,500
Sorensen, Michael					4,000				5,000
Sperling, Kenneth L.
Steinberg, Allen Terry										5,000
Stewart, Curtis W
Stiroh Jr., Bernard J.
Sze, Michael
Ted J. Schwartzman Trust					9,750	10,000		5,000
The David Yanis Trust				1,728	1,690
The Martha J. Cochrane Declaration of Trust
Thomas E. Wood Revocable Trust					1,276
Thomas, Sean W.
Thompson, Greggory R.				2,000
Thorpe, Elizabeth Patrick				1,000
Tobin, Harold B.					1,500			1,500	1,500
Valentine, Lawrence V.					6,000
VanThournout, Richard A.
Verseman, David W.	1,000			2,000	3,000			2,000
Virmani, Ravi
Wagner, Stephen B					1,000
Watson, Laura M
Waymel, Raymond J.
Weaver Jr, Pearce R.	500		500		500				500
Weaver, Trinda N.
Welkie, Robert Steven
Wilen, Robert E.		500			500
Williams, Jonathan David
Woldridge, Scott M.
Wolf, James K
Woodrum, James D.					5,000			2,500
Wright, Peter
Wunsch, Gerald E.					5,952		4,500	4,500		4,500
Young, William G.
Zadell, William R.					3,000
Zimmer, Jane E
Zurek, Colleen A.					4,000

Daily Hewitt Sales Range	26.95	26.99	27.09	27.37	27.10	27.14	26.99	26.70	26.52	27.14
	26.75	26.56	26.87	26.90	26.77	26.85	26.59	26.45	26.27	26.50

Name	7/6/2005	7/7/2005	7/8/2005	7/11/2005	7/12/2005	7/13/2005	7/14/2005	7/15/2005	7/18/2005	7/19/2005
Schmitz, Thomas L.			4,300	15,700
Schnoenenberger, Vitus
Shaul, Matthew
Shillingburg, John Douglas
Shippers, Sandy
Silva, Anthony A.
Smith, Bradley
Sorensen, Michael
Sperling, Kenneth L.					5,000
Steinberg, Allen Terry
Stewart, Curtis W
Stiroh Jr., Bernard J.
Sze, Michael			2,000
Ted J. Schwartzman Trust
The David Yanis Trust
The Martha J. Cochrane Declaration of Trust								300
Thomas E. Wood Revocable Trust				475					100	12,150
Thomas, Sean W.
Thompson, Greggory R.
Thorpe, Elizabeth Patrick										886
Tobin, Harold B.				2,000
Valentine, Lawrence V.
VanThournout, Richard A.
Verseman, David W.				4,000	2,000	2,000	2,000	2,000
Virmani, Ravi
Wagner, Stephen B				1,000					1,000
Watson, Laura M
Waymel, Raymond J.
Weaver Jr, Pearce R.			500	500
Weaver, Trinda N.				7,000
Welkie, Robert Steven
Wilen, Robert E.				500						500
Williams, Jonathan David
Woldridge, Scott M.
Wolf, James K
Woodrum, James D.
Wright, Peter
Wunsch, Gerald E.							4,500			2,000
Young, William G.										15,000
Zadell, William R.
Zimmer, Jane E
Zurek, Colleen A.

Daily Hewitt Sales Range	27.24	27.30	27.54	27.55	27.41	27.40	27.35	27.76
	26.87	27.02	27.17	27.01	26.97	27.18	27.15	27.15

Name	7/20/2005	7/21/2005	7/22/2005	7/25/2005	7/26/2005	7/27/2005	7/28/2005	7/29/2005	Number of Class A Shares Sold 6/1 - 7/31
Schmitz, Thomas L.	20,000						900	19,100	60,000
Schnoenenberger, Vitus									11,070
Shaul, Matthew									2,000
Shillingburg, John Douglas									4,800
Shippers, Sandy									400
Silva, Anthony A.									3,000
Smith, Bradley									7,500
Sorensen, Michael	5,000								14,000
Sperling, Kenneth L.									9,000
Steinberg, Allen Terry							10,000		15,000
Stewart, Curtis W					1,000				1,000
Stiroh Jr., Bernard J.									11,788
Sze, Michael									2,000
Ted J. Schwartzman Trust									28,236
The David Yanis Trust									3,418
The Martha J. Cochrane Declaration of Trust								500	3,300
Thomas E. Wood Revocable Trust								5,000	27,933
Thomas, Sean W.									8,000
Thompson, Greggory R.									6,000
Thorpe, Elizabeth Patrick								900	3,755
Tobin, Harold B.								2,000	10,000
Valentine, Lawrence V.									11,475
VanThournout, Richard A.	1,000								1,000
Verseman, David W.	1,000	1,000	1,000				2,000		31,000
Virmani, Ravi									12,000
Wagner, Stephen B				1,000					7,000
Watson, Laura M	1,000					1,000			4,000
Waymel, Raymond J.									1,000
Weaver Jr, Pearce R.									3,500
Weaver, Trinda N.									7,000
Welkie, Robert Steven									5,000
Wilen, Robert E.									3,500
Williams, Jonathan David					9,500				9,500
Woldridge, Scott M.									12,000
Wolf, James K			7,500						7,500
Woodrum, James D.									9,000
Wright, Peter									15,000
Wunsch, Gerald E.	1,000	2,000	2,000		2,000	2,000			39,308
Young, William G.									15,000
Zadell, William R.									3,000
Zimmer, Jane E									1,500
Zurek, Colleen A.									4,000